SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2026

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

NOTICE TO SHAREHOLDERS| 04/26 COMPANHIA PARANAENSE DE ENERGIA - COPEL CNPJ/MF 76.483.817/0001-20 - NIRE 41300036535 - CVM Registration 1431-1 B3 (CPLE3) / NYSE (ELPC) / LATIBEX (XCOPO) Confirmation of the dividend payment date COMPANHIA PARANAENSE DE ENERGIA - COPEL (“Company”) hereby informs its shareholders and the market in general that the dividends declared on December 10, 2025, in the total amount of R$ 1,350,000,000.00 (one billion, three hundred and fifty million Brazilian reais), will be paid on June 30, 2026, as disclosed in the Management’s Proposal of the Annual and Extraordinary General Meeting held on this date. The main terms and conditions of the payment are as follows: DIVIDENDS Payment date June 30, 2026 Total amount R$ 1,350,000,000.00 Dividend per common share (ON) R$ 0.45453469202 Shareholder position date (inclusive) December 30, 2025 Ex-dividend date January 2, 2026 The dividends will be paid to shareholders based on the shareholding position held as of December 30, 2025, in compliance with applicable legal and regulatory provisions. FORM OF PAYMENT: Payment will be made by credit to the bank account registered with the shareholder’s respective custodian agent. Shareholders are therefore advised to ensure that their registration and banking information is duly kept up to date. SERVICE: Bookkeeping Agent: Banco Itaú (Asset Bookkeeping) Avenida Brigadeiro Faria Lima, 3,500, 3rd floor, SP ZIP Code: 04538-132 Major Cities and Metropolitan Areas: +55 (11) 3003-9285 (WhatsApp) / Other Regions: 0800 720 9285 Email: preatendimentoescritural@itau-unibanco.com.br Overseas Custodian Bank: The Bank of New York Mellon 101 Barclay Street, 22ndFloor / New York - NY - 10286 Phone: +1 (212) 815-7118 Email: cassandra.miranda@bnymellon.com Curitiba, April 23, 2026 Felipe Gutterres Vice President of Finance and Investor Relations For further information, please contact the Investor Relations team: ri@copel.com | (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date April 23, 2026

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.